

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 8, 2009

Ms. Doreen E. Zimmerman
President
No Show, Inc.
3415 Ocatillo Mesa Way
North Las Vegas, Nevada 89031

Dear Ms. Zimmerman:

We have reviewed your filing and have the following comments. We have limited our review to Item 4.01 of the above-referenced filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Item 4.01 Form 8-K Filed September 3, 2009

1. We note your disclosure that the Board of Directors voted to "terminate its relationship" with Moore & Associates, Chartered, on August 7, 2009. Please disclose that Moore & Associates was dismissed, resigned or declined to stand for re-election and the date thereof in accordance with paragraph (a)(1)(i) of Item 304 of Regulation S-K.

2. We note your disclosure that the Board of Directors approved the appointment of Seale and Beers, CPAs on August 7, 2009. Please disclose the date that you actually engaged Seale and Beers, CPAs. Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

3. We note that you have not received from Moore & Associates, Chartered an updated letter stating whether the firm agrees with the statements made in

your amendment. If you do not expect to obtain an updated letter, please disclose this fact in your next amendment.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information as an EDGAR correspondence file. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Ms. Doreen E. Zimmerman
No Show, Inc.
September 8, 2009
Page 3

        If you have any questions regarding these comments, please direct them to me at
(202) 551-3322. In my absence, you may direct your questions to Robyn Manuel at
(202) 551-3823.

                                                Sincerely,

                                                Ta Tanisha Meadows
                                                Staff Accountant